SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-36349

MediWound Ltd.

(Translation of registrant’s name into English)

42 Hayarkon Street

Yavne, 8122745 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Results of Operations and Financial Condition - Quarter and Six Months Ended June 30, 2026

On August 13, 2026, MediWound Ltd. (“MediWound” or the “Company”) issued a press release entitled “MediWound Reports Second Quarter 2026 Financial Results and Provides Company Updates,” in which MediWound reported its results of operations. A copy of that press release is attached to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) as Exhibit 99.1.

Attached hereto, as Exhibit 99.2 to this Form 6-K, is MediWound's financial statements, as of, and for the quarter and six months ended on, June 30, 2026.

Attached hereto as Exhibit 101 are the financial statements of MediWound as of, and for the quarter and six months ended on, June 30, 2026, formatted in XBRL (eXtensible Business Reporting Language), consisting of the sub-exhibits listed in the exhibit table below.

Exhibits

Exhibit
Number	Exhibit Description
99.1	Press release reporting MediWound’s financial results
99.2	Financial statements, as of, and for the quarter and six months ended on, June 30, 2026
EX-101.INS	XBRL Taxonomy Instance Document
EX-101.SCH	XBRL Taxonomy Extension Schema Document
EX-101.CAL	XBRL Taxonomy Calculation Linkbase Document
EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
EX-101.LAB	XBRL Taxonomy Label Linkbase Document
EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K (including the information contained in Exhibit 99.1, but excluding quotes of senior management of the Company) are hereby incorporated by reference into the Company’s Registration Statements on (i) Form S-8, filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020, May 5, 2021, August 9, 2022, August 15, 2023, March 19, 2025 and March 5, 2026 (Registration Nos. 333-195517, 333-210375, 333-223767, 333-230487, 333-236635, 333-255784, 333-266697, 333-273997, 333-285897, and 333-294055, respectively), and (ii) Form F-3, filed with the SEC on March 31, 2023, August 29, 2024 and March 19, 2025 (Registration Nos. 333-268297, 333-281843 and 333-285908, respectively).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2026	MEDIWOUND LTD. By: /s/ Hani Luxenburg Name: Hani Luxenburg Title: Chief Financial Officer